UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL ANNOUNCES MANAGEMENT CHANGES

Moscow, Russia – February 11, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports creating a new post of deputy chief executive officer for Mechel PAO’s operations.  Alexey Lebedev has been appointed to this new post.

Alexey Lebedev will be in charge of a wide range of issues linked to operational planning and technical development, meeting production plans, product quality, construction and overhauls, labor and industrial safety.

He will temporarily coordinate work on his new post with management of the company’s transport division.

“Alexey Lebedev built an exemplary career in Mechel Group and proved himself as an expert manager with a strategic approach to all issues. The fact that Alexey knows all our diverse business operations intimately is particularly important. This will certainly help him to promptly swing into action in his new capacity. The company intends to consistently restore and increase coal and iron ore production, expand our steel product range, optimize our logistical chains and perfect our sales system. I wish Alexey luck and success in his new post!” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

Alexey Lebedev has been Chief Executive Officer of Mecheltrans Management Company since December 2013. Prior to this appointment, from 2011 to 2013 he served as Chief Executive Officer of Mechel Trans Auto OOO. In 2010-2011, he was director of auto transportation department at Mecheltrans OOO. In 2004-2010, he held senior management positions within transport and logistics companies (auto, railroad and air cargoes transportation, export, import and domestic logistics).

Alexey Lebedev graduated Izhevsk State Technical University with a degree in industrial management.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 11, 2022

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